                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14D-100)

    TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                           CAREY INTERNATIONAL, INC.
                           (Name of Subject Company)
                           ALUWILL ACQUISITION CORP.
                           CAREY INTERNATIONAL, INC.
                          (Offerors Filing Schedule)
                         CHARTWELL INVESTMENTS II LLC
                            LIMOUSINE HOLDINGS, LLC
                               VIP HOLDINGS, LLC
                             VIP HOLDINGS II, LLC
                             VIP HOLDINGS III, LLC
                              FORD MOTOR COMPANY
                            VINCENT A. WOLFINGTON#
                           (Affiliates of  Offerors)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)
                                   141750109
                     (CUSIP Number of Class of Securities)

            Vincent A. Wolfington                               Todd R. Berman
     Chairman and Chief Executive Officer                         President
          Carey International, Inc.                      Chartwell Investments II LLC
    4530 Wisconsin Ave., N.W., Fifth Floor              717 Fifth Avenue, 23/rd/ Floor
           Washington, D.C.  20016                         New York, New York 10022
                (202) 895-1200                                  (212) 521-5500
    (Name, Address and Telephone Number of          (Name, Address and Telephone Number of
 Person Authorized to Receive Notices and           Person Authorized to Receive Notices and
 Communications on Behalf of Carey                    Communications on Behalf of Carey
 International, Inc.)                                        International, Inc.)

                                With a copy to:

                John P. Driscoll, Jr.                              Russell W. Parks, Jr.
                   James E. Dawson                                     Paul A. Belvin
            Nutter, McClennen & Fish, LLP                Akin, Gump, Strauss, Hauer & Feld, L.L.P.
               One International Place                   1333 New Hampshire Avenue, N.W., Suite 400
                  Boston, MA  02110                                 Washington, DC 20036
                   (617) 439-2000                                      (202) 887-4000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

            Transaction Valuation*                Amount of Filing Fee*
--------------------------------------------------------------------------------
                 $214,868,310                           $42,973.66
--------------------------------------------------------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of Carey International, Inc. at the tender offer price of $18.25 per Share. As of July 24, 2000, there were (1) 9,848,729 Shares issued and outstanding and (2) unexercised options and warrants to acquire 1,924,877 Shares with an exercise price of less than $18.25 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 9,848,729 Shares outstanding and 1,924,877 Shares subject to options and warrants to purchase Shares with an exercise price of less than $18.25 per Share, and (2) $18.25 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previous Paid: $42,973.66                       Filing Party: Carey International, Inc.
     Form or Registration No.: Schedule TO                  Date Filed: August 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.
# Only Carey International, Inc. and Vincent A. Wolfington are deemed to be Rule 13e-3 filing persons. Aluwill Acquisition Corp., Limousine Holdings, LLC, VIP Holdings, LLC, VIP Holdings II, LLC, VIP Holdings III, LLC, Chartwell Investments II LLC and Ford Motor Company are filing persons only for purposes of Rule 14d-1.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 3, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 1, 2000 (the "Schedule TO"), by Carey International, Inc., a Delaware corporation ("Carey International"), and Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), VIP Holdings, LLC, a Delaware limited liability company, VIP Holdings II, LLC, a Delaware limited liability company, VIP Holdings III, LLC, a Delaware limited liability company, Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), and Ford Motor Company, a Delaware corporation ("Ford") and, among other things, adds Vincent A. Wolfington as a Rule 13e-3 filing person. Carey International and Acquisition Company are collectively referred to herein as the "Offerors." VIP Holdings, LLC, VIP Holdings II, LLC and VIP Holdings III, LLC (collectively, "Holdings") and Parent, Chartwell and Ford are affiliates of Acquisition Company (the "Affiliates"). The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding shares of Carey International's common stock, par value $0.01 per share, at a price of $18.25, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer." Capitalized terms used by not defined herein have the meanings assigned to such terms in the Offer to Purchase.

     Items 1, 4 and 6.

     Items 1, 4 and 6 of the Schedule TO are hereby amended and supplemented as follows:

     On September 7, 2000, the Offerors issued a press release announcing that they had extended the date and time of the expiration of the Offer to September 14, 2000, at 5:00 p.m., New York City time. The expiration of the Offer remains subject to further extension, subject to the terms of the Offer. A copy of the press release is being filed herewith as Exhibit (a)(5)(ix) and is incorporated herein by reference.

     Items 3, 8 and 10.

     Items 3, 8 and 10 of the Schedule TO are hereby amended and supplemented as follows:

     The Offer to Purchase is amended by deleting the second sentence in the first paragraph of the section titled "Certain Information Concerning Carey International" on page 61.

     The section titled "Certain Information Concerning Carey Information" on page 62 of the Offer to Purchase is amended by (i) deleting the amounts listed for book value per share and the ratio of earnings to fixed charges and adding the following amounts for the ratio of earnings to fixed charges for the years ended November 30, 1998 and 1999 and the six months ended May 31, 1999 and 2000, respectively: 8.91, 6.88 and 6.77; and (ii) adding the following information:



                                                Six Months Ended  Six Months End
                                                  May 31, 1999     May 31, 2000
                                                  ------------     ------------

OPERATING DATA:
  Net revenue.................................       $81,654          $115,888
  Operating income............................         7,898             9,037
  Net income..................................         4,533             4,786
  Basic net income per share..................          0.48              0.49
  Diluted net income per share................          0.45              0.47

BALANCE SHEET DATA:
 (At End of Period)
  Total assets................................                        $203,091
  Total liabilities...........................                          92,641
  Stockholders' equity........................                         110,450
  Book value per share........................                           11.34


  Items 4 and 5.

  Items 4 and 5 of the Schedule TO are hereby amended and supplemented as follows:

  The Offer to Purchase is amended by adding the following to the end of the second full paragraph on page 6 thereof in the section titled "Background of the Transactions; Contacts with Carey International":

   "Following the announcement and the decline in the stock price, Carey International learned that three of the seven analysts that had previously provided research coverage on Carey International would no longer do so. Carey International hoped to find other analysts to provide coverage or convince the former Carey International analysts to resume coverage, but its conversations with the analysts and its experience in finding analysts willing to cover the company suggested that Carey International would have little likelihood of replacing the lost analysts until after reporting several successive quarters of successful financial performance, if then."

   Item 4.

   Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer to Purchase is amended by revising the second sentence of the first full paragraph on page 10 under the section titled "Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger -- The Special Committee of the Board of Directors" to read as follows:

     "In reaching its decision that the consideration to be received by the holders of Shares (other than the Management Investors) in the Offer and the Merger is fair and that it should recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the full Board, the Special Committee considered a number of factors, including the following:"

     The Offer to Purchase is amended by revising the second sentence of numbered paragraph (iv) on page 10 under the section titled "Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger -- The Special Committee of the Board of Directors" to read as follows:

     "This determination was the result of the Special Committee's personal participation in the negotiations with Acquisition and Parent, as well as the advice of the Special Committee's advisors and the leveraged buyout analysis presented to the Special Committee by FBR, in an attempt to obtain the highest possible price."

     The Offer to Purchase is amended by adding the following sentence to the end of numbered paragraph (xiii) on page 11 under the section titled "Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger -- The Special Committee of the Board of Directors":

     "In this regard, the Special Committee reviewed the leveraged buyout analysis prepared by FBR at the request of the Special Committee in order to determine that the possible internal rates of return of the Management Investors from their continued equity interest in Carey International were reasonable."

     The Offer to Purchase is amended by adding new numbered paragraph (xvii) on page 12 under the section titled "Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger -- The Special Committee of the Board of Directors" as follows:

          (xvii) Other Factors. The Special Committee took note of the fact that the $18.25 per Share to be received in the Offer and the Merger is in excess of the net book value per Share of Carey International. At May 31, 2000, the book value per Share of Carey International was $11.34. The Special Committee did not undertake a liquidation value analysis and did not conduct a going concern analysis other than its review of the discounted cash flow, comparable transaction and leveraged buyout analyses presented to the Special Committee by FBR. Carey International has not repurchased any Shares in the last two years.

     The Offer to Purchase is amended by revising the first full paragraph on page 12 under the section titled "Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger -- The Board of Directors" to read as follows:

     "In reaching its decision that the consideration to be received by the holders of Shares (other than the Management Investors) in the Offer and the Merger is fair and that it should approve the Merger Agreement and the transactions contemplated thereby, the full Board considered and relied upon the conclusions and the unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the factor and considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with Carey International's business, financial condition and prospects and the advice of financial advisors and legal counsel."

     The Offer to Purchase is amended by revising the introductory clause to the second full paragraph on page 13 thereof in the section titled "Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger -- The Board of Directors" to read as follows:

     "The Board believes that the Offer and the Merger are procedurally fair to the holders of Shares (other than the Management Investors) because, among other things:"

     The Offer to Purchase is amended by adding a new paragraph following the last paragraph on page 13 under the section titled "Recommendation of the Board of Directors; Fairness of the Offer and the Merger -- The Board of Directors" as follows:

          "Vincent A. Wolfington believes that the Offer and the Merger are fair to and in the best interests of the holders of Shares (other than the Management Investors). Mr. Wolfington bases his belief on the following factors: (i) the conclusions and unanimous recommendation of the Special Committee; (ii) the considerations referred to above as having been taken into account by the Special Committee, including, among others, (1) the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's length negotiations among Acquisition Company, Parent and a Special Committee composed of four independent directors, (2) the fact that the $18.25 per Share cash consideration to be paid in the Offer represents a substantial premium over the trading price of the Shares prior to the announcement on June 29, 2000 that Carey International was in negotiations regarding a possible acquisition of Carey International, (3) the fact that the Special Committee received an opinion from FBR that, as of the date of the FBR Opinion and subject to the assumptions, limitations and qualifications set forth in the FBR Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Management Investors) was fair to such holders from a financial point of view, and (4) the fact that the transaction is structured as an immediate cash tender offer in which the holders of Shares (other than the Management Investors) have the opportunity to obtain cash for all of their Shares at the earliest possible time; (iii) the financial advice and the financial presentations of BGC that the Board of Directors (on which Mr. Wolfington serves as Chairman) received since January 2000; (iv) the opinion BGC that, as of the date of the BGC Opinion and subject to the assumptions, limitations and qualifications set forth in the BGC Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Management Investors) was fair to such holders from a financial point of view; and (v) Mr. Wolfington's own familiarity with Carey International's business, financial condition and prospects.

             "Mr. Wolfington believes that the Offer and the Merger are procedurally fair for the reasons referred to above to having been taken into account by the Board of Directors."

   The Offer to Purchase is amended by adding a new sentence to the end of the subsection titled "Comparable Transaction Analysis" on page 16 under the section titled "Opinion of the Board's Financial Advisors -- Opinion of FBR" as follows:

   "Standing alone, the LTM EBIT and net income analyses suggest that the $18.25 per Share price is less, on a relative basis, than the stockholders of Carey would have received in the majority of the comparable transactions."

   The Offer to Purchase is amended by deleting the word "solely" in the last paragraph of the subsection titled "Other Analyses" on page 22 under the section titled "Opinion of the Board's Financial Advisors -- Opinion of BGC."

Items 4, 5 and 6.

   Items 4, 5 and 6 of the Schedule TO are hereby amended and supplemented as follows:

   The Offer to Purchase is amended by adding the following sentence to the end of the paragraph captioned "Change of Control Payments" on page 44:

   "While one of the purposes of the change of control agreements was to increase management's ability to review objectively offers to acquire Carey International, the principal purpose of the change of control agreements was to retain and motivate key management in the wake of the significant decline in Carey International's stock price in April 2000 and the related diminished morale of members of management."

       The Offer to Purchase is amended by adding the following two sentences to the end of the paragraph captioned "Additional Option-Related Compensation" on page 44:

       "The Compensation Committee authorized payment of the additional cash compensation in lieu of making additional option grants to the recipients. The principal reason that the Board intended to grant additional options to management on May 3, 2000 was to retain and motivate management in the wake of the significant decline in Carey International's stock price in April 2000 and the related diminished morale of management."

       The Offer to Purchase is amended by deleting the paragraph captioned "Option Repricing and Acceleration" on page 45 under the section titled "Interests of Certain Persons in the Transaction" and replacing it with the following:

             "Option Acceleration. In order to satisfy a condition to Acquisition Company's execution of the Merger Agreement that the options of the Management Investors be exercisable prior to the execution of the Merger Agreement, on July 15, 2000 the Board accelerated, effective immediately before the execution of the Merger Agreement, the vesting of all previously unvested Company Options held by the executive officers (including the Management Investors) and all other holders of unvested Company Options (which did not include any members of the Special Committee) with the effect that all such Company Options that were not previously fully exercisable became so. Acquisition Company required the acceleration of the Management Investors' options in order to allow the Surviving Corporation potentially to qualify for recapitalization accounting treatment. In all, Company Options to purchase 642,001 Shares held by executive officers that were not previously exercisable became fully exercisable immediately before the execution of the Merger Agreement.

             "Option Repricing. On May 3, 2000, the Compensation Committee of the Board repriced Company Options to purchase 346,147 Shares, at exercise prices ranging from $10.50 to $19.25 per Share, to $8.25, the market price at the date of repricing. With the exception of one executive officer's Company Option to purchase 10,000 Shares and one non-executive officer Management Investor's Company Option to purchase 10,000 Shares, no Company Options held by executive officers or Management Investors were repriced in May 2000. The principal purpose of the option repricing was to retain and motivate key employees in the wake of the significant decline in Carey International's stock price in April 2000 and the related diminished morale of those employees. Stockholder approval of the repricing was neither required nor obtained."

       The Offer to Purchase is amended by adding the following new paragraph to the end of the subsection captioned "Equity Participation by Directors and Executive Officers of Carey International" on page 44:

   "Mr. Wolfington currently beneficial owns 566,069 Shares (including Shares that may be acquired upon the exercise of Company Options). As of July 24, 2000, the Shares beneficially owned by Mr. Wolfington could be deemed to represent approximately $6.4 million (or 5.4%) of the Carey International's book value at May 31, 2000 and approximately $263,000 (or 5.4%) of Carey International's net income for the six months ended May 31, 2000 (excluding the effect of outstanding options held by others). After the Merger, Mr. Wolfington will hold approximately 48,892 shares of common stock of the Surviving Corporation. Without making any financial statement adjustments for the Transaction, these shares could be deemed to represent approximately $7.1 million (or 6.4%) of the Carey International's book value at May 31, 2000 and approximately $307,000 (or 6.4%) of Carey International's net income for the six months ended May 31, 2000."

Items 4 and 7.

   Items 4 and 7 of the Schedule TO are hereby amended and supplemented as follows:

   The Offer to Purchase is amended by adding the following sentence as the penultimate sentence in the first full paragraph on page 67 under the section titled "Source and Amount of Funds":

   "No alternative financing plans exist in the event these funds are unavailable."

   "The Offer to Purchase is amended by revising the first sentence of the first full paragraph on page 70 under the section titled "Conditions to the Offer"to read as follows:

   "The foregoing conditions are for the benefit of the Offerors and, subject to the provisions of the Merger Agreement, may be waived at any time on or before the Expiration Date."

Items 5 and 6.

   Items 5 and 6 of the Schedule TO are hereby amended and supplemented as follows:

   The Offer to Purchase is amended by replacing the phrase "one other individual" on page 40 in the first paragraph of the section captioned "Wolfington Employment Agreement" with the phrase "two other individuals."

   The Offer to Purchase is amended by replacing the penultimate sentence of the third paragraph of the section captioned "Wolfington Employment Agreement" on page 40 with the following new sentence: "The loan will mature on the earlier to occur of (i) the sale of his shares of Carey International pledged to collateralize the loan, (ii) 120 days after the termination of Mr. Wolfington's employment for cause (which 120-day period will be stayed during the pendency of any contest by Mr. Wolfington of his termination) or (iii) the tenth anniversary of the closing date of the Offer. Chartwell will have the right to designate six individuals to be elected to the Board, Ford will have the right to designate two individuals to be elected to the Board, and Mr. Wolfington will have the right to designate three individuals (including himself) to the Board."

                                   SIGNATURE

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2000
                                    Carey International, Inc.

                                    By: /s/ Vincent A. Wolfington
                                        ---------------------------------
                                    Name:  Vincent A. Wolfington
                                    Title: Chairman and Chief Executive Officer

                                    Aluwill Acquisition Corp.

                                    By: /s/ Michael Shein
                                        ---------------------------------
                                    Name: Michael Shein
                                    Title: Vice President

                                    Limousine Holdings, LLC

                                    By: /s/ Michael Shein
                                        ---------------------------------
                                    Name: Michael Shein
                                    Title: Manager

                                    VIP Holdings, LLC

                                    By: /s/ Michael Shein
                                        ---------------------------------
                                    Name:  Michael Shein
                                    Title: Manager

                                    VIP Holdings II, LLC

                                    By: /s/ Michael Shein
                                        ---------------------------------
                                    Name:  Michael Shein
                                    Title: Manager

                                    VIP Holdings III, LLC

                                    By: /s/ Michael Shein
                                        ---------------------------------
                                    Name:  Michael Shein
                                    Title: Manager

                         Chartwell Investments II LLC

                         By: /s/ Michael Shein
                             -------------------------------
                         Name: Michael Shein
                         Title: Manager

                         Ford Motor Company
                         By: /s/ Peter Sherry
                             -------------------------------
                         Name: Peter Sherry
                         Title: Assistant Secretary

                         By: /s/ Vincent A. Wolfington
                             --------------------------------
                             Vincent A. Wolfington

                                 EXHIBIT INDEX



(a)(1)(i)*   Offer to Purchase.
(a)(1)(ii)*  Letter of Transmittal.
(a)(2)** Letter to Stockholders from Vincent A. Wolfington, Chairman and Chief Executive Officer of Carey International, dated August 3, 2000.
(a)(3)*      See exhibit (a)(1)(i).
(a)(4)       Not applicable.
(a)(5)(i)*   Notice of Guaranteed Delivery.
(a)(5)(ii)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(iii)* Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
(a)(5)(iv)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(v)* Press Release dated July 19, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 19, 2000.
(a)(5)(vi)* Letter to Employees, Subsidiaries and Licensees dated July 20, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 20, 2000.
(a)(5)(vii)* Summary Advertisement dated August 3, 2000.
(a)(5)(viii)*Press Release dated August 31, 2000.
(a)(5)(ix)   Press Release dated September 7, 2000.
(b)(i)* Senior Credit Facility Commitment Letter, dated July 12, 2000, by and among Chartwell, First Union National Bank, Fleet National Bank, First Union Securities and Fleet Robertson Stephens Inc.
(b)(ii)* Senior Subordinated Note Commitment Letter, dated July 12, 2000, by and among Chartwell, GarMark Advisors L.L.C. and First Union Investors, Inc.
(b)(iii)* Form of Loan Agreement by and between Acquisition Company and Carey International.
(c)(1)**     Opinion of Benedetto, Gartland & Company, Inc., dated July 15,
             2000.
(c)(2)* Presentation by Benedetto, Gartland & Company, Inc., made to Carey International's Board of Directors on July 15, 2000.
(c)(3)**     Opinion of Friedman Billings Ramsey & Co., Inc., dated July 15,
             2000.
(c)(4)* Presentation of Friedman Billings Ramsey & Co., Inc., made to the Special Committee of the Board of Directors on July 15, 2000.
(d)(i)* Agreement and Plan of Merger, dated as of July 19, 2000, by and among Carey International, Acquisition Company, Parent and Eranja Acquisition Sub, Inc. and certain exhibits thereto. Incorporated by reference to Exhibit 2.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.

(d)(ii)* Stock Option Agreement, dated as of July 19, 2000, by and among Parent, Acquisition Company and Carey International. Incorporated by reference to Exhibit 4.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.
(d)(iii)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Vincent A. Wolfington.
(d)(iv)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Don R. Dailey.
(d)(v)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and David H. Haedicke.
(d)(vi)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Devin J. Murphy.
(d)(vii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Sally A. Snead.
(d)(viii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Guy C. Thomas.
(d)(ix)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Eugene S. Willard.
(d)(x)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and John C. Wintle.
(d)(xi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Vincent A. Wolfington .
(d)(xii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Don R. Dailey.
(d)(xiii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Richard A. Anderson, Jr.
(d)(xiv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and David H. Haedicke.
(d)(xv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Gary L. Kessler .
(d)(xvi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Devin J. Murphy.
(d)(xvii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Sally A. Snead.
(d)(xviii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Guy C. Thomas.
(d)(xix)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Eugene S. Willard .
(d)(xx)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and John C. Wintle.
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(e)(i)*       Form of Letter Agreement to be entered into by and between
              Chartwell and Acquisition Company.
(e)(ii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Chartwell.
(e)(iii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Ford.
(f)** Section 262 of the Delaware General Corporation Law regarding Appraisal Rights.
(g)           Not applicable.
(h)           Not applicable.
____________
*  Previously filed.
** Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).